

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Michael L. Sapir
Chief Executive Officer and Principal of the Sponsor
ProShares Trust II
c/o ProShare Capital Management LLC
7272 Wisconsin Avenue 21st Floor
Bethesda, Maryland 20814

      Re: ProShares Trust II
          Registration Statement on Form S-3
          Filed February 15, 2022
          File No. 333-262729

Dear Mr. Sapir:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please Jessica Livingston contact at 202-551-3448 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance

cc: Robert Borzone